Exhibit 17.1

February 16, 2017

To the Members of the Board of

Microphase Corporation

Dear Gentlemen of the Board:

This letter shall serve as confirmation and formal notice that, effective February 11, 2017, I resigned from my positions as Chief Executive Officer, Chief Technology Officer and Chairman of the Board of Directors of Microphase Corporation (the “Company”), as well as any and all other positions with the Company or any subsidiary thereof to which I have been previously or at any time appointed, regardless of whether I served in such capacity.

This resignation is owing to my wife being seriously ill and the necessity that I devote my full time to the family matter.

Sincerely,

/s/ Michael Ghadaksaz

Michael Ghadaksaz